UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 26, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Amgen Inc.

File No. 0-12477 - CF#35032

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Amgen Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 8, 2012 and Form 10-K filed on February 19, 2015.

Based on representations by Amgen Inc. that this information qualifies as confidential trade secrets, commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.37	10-K	February 19, 2015	through May 8, 2022
10.55	10-Q	May 8, 2012	through May 8, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary